                                                                January 2, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561
Attn: Kathleen Collins, Accounting Branch Chief

Re:
Aladdin Knowledge Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed on March 27, 2008
Form 6-K Filed on September 4, 2008
Form 6-Ks Filed on January 24, 2008, April 21, 2008, July 21, 2008
And October 16, 2008
File No. 000-22456

Reference is made to the comment letter, dated December 11, 2008 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, the Company’s report on Form 6-K filed on September 4, 2008 and the Company’s reports on Form 6-K filed on January 24, 2008, April 21, 2008 and July 21, 2008 (File No. 000-22456).

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                        Very truly yours,

                                                        ALADDIN KNOWLEDGE SYSTEMS LTD.

                                                        /s/ Aviram Shemer
                                                        Aviram Shemer
                                                        Chief Financial Officer

cc:   Kari Jin, Division of Corporation Finance
    Richard Gilden, Esq., Kramer Levin Naftalis & Frankel LLP
    Yair Ohayon, Aladdin Knowledge Systems, Ltd.

Aladdin Knowledge Systems Ltd.
35 Efal street., Kiryat Aryeh, Petah Tikvah, 49511, Israel
Tel: +972-3-978 1222  Fax: +972-3-978 1010
WWW. http://www.aks.com/